July 29, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance, Mail Stop 4720
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biogen Idec Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 9, 2010
Schedule 14A filed April 28, 2010
File No. 000-19311
Dear Mr. Riedler:
This letter sets forth the responses of Biogen Idec Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of July 22, 2010 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K and Schedule 14A. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Schedule 14A have the meanings given in the Schedule 14A. All references to page numbers and captions correspond to the page numbers and captions in the Schedule 14A.
Schedule 14A filed April 28, 2010
Comment 1.
Description of the Structure of Each Element of Compensation, page 26
1.	We note your response to comment 1 of our July 13, 2010 comment letter. Please note that each goal considered by the company’s Chief Executive Officer and Compensation and Management Development Committee should be disclosed in your Compensation Discussion and Analysis discussion. At this point you have not disclosed the following information:
•	the “Company expense goal” applicable to Mr. Clancy;

•	the “revenue and expense goals specific to the scope” of Mr. Hasler’s responsibilities; and

•	the “qualitative goals” included under the 2009 Plan.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 29, 2010

Please provide proposed disclosure which includes a discussion of each of the above listed items. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant’s compensation policies and decisions regarding its named executive officers and that, absent an analysis to the contrary, individual goals and objectives are considered material.
Comment 1. Response:
Additional disclosure of our named executive officers’ individual performance goals, as it would have appeared in this year’s proxy statement, is set forth below (with deletions indicated by strike throughs and additions indicated in bold). We propose to provide comparable disclosure in our next annual report or proxy statement about our named executive officers’ individual performance goals for 2010. Please note that the treatment of individual performance goals, and therefore our 2010 disclosure, may change at the discretion of our Compensation and Management Development Committee and as a result of input from our newly appointed Chief Executive Officer.
2010 Proxy Statement, pp. 26-29
Annual cash incentives motivate our executive officers to meet and exceed our short-term goals
* * * * * * *
We determine the individual cash incentive payments using the following calculation:
Company Multiplier x Individual Multiplier x Incentive Target (%) x Annual Base Salary
     The plan provides for a range of payout from 0% to 150% for each Company goal and the Company Multiplier as a whole, and from 0% to 150% for the Individual Multiplier as a whole. If either the Company Multiplier or the Individual Multiplier is 0%, there is no payout. If maximum performance were achieved on both the Company Multiplier and an Individual Multiplier, a payout of 225% of target (150% x 150%) would be made. ~~The Individual Multiplier reflects each executive’s overall performance rating and ranking as part of our performance assessment process, which is discussed earlier in this section.~~
     Based on the results described above, a 96% Company Multiplier for the 2009 Annual Cash Incentive Plan was approved by the Committee. ~~Based on performance against their individual goals, our named executive officers’ Individual Multipliers for 2009 ranged from 85% to 115% with an average of 102%. The actual incentive payments are included in the Summary Compensation Table.~~
     The Individual Multiplier reflects each executive’s overall performance rating and ranking as part of our performance assessment process, which is discussed earlier in this section. Unlike our formulaic calculation of performance versus Company goals in determining the Company Multiplier, each named executive officer’s Individual Multiplier is based on a subjective evaluation of overall individual performance. As with other compensation actions for the named executive officers, the CEO recommends an Individual Multiplier for each named executive officer to the Committee. The Committee considers all of the information presented, discusses the CEO’s

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 29, 2010

recommendations with the CEO and with its consultant and applies its judgment to determine the Individual Multiplier for each named executive officer.
     In its evaluation, the Committee reviewed the named executive officers’ progress against their individual performance goals, which for 2009 consisted of the following financial and other goals:
Financial Goals
[2010 goals and results will be shown in this tabular format]

Name		Financial Goals		Results
James C. Mullen	•	Revenue of $____M*	•	Revenue of $_____M*
	•	Non-GAAP earnings per share of $____*	•	Non-GAAP earnings per share of $____*
Paul J. Clancy	•	Revenue of $____M*	•	Revenue of $_____M*
	•	Non-GAAP earnings per share of $____*	•	Non-GAAP earnings per share of $____*
	•	Core operating expenses of $____M	•	Core operating expenses of $____M
Robert A. Hamm		NA		NA
Craig E. Schneier		NA		NA
Susan H. Alexander		NA		NA
Hans Peter Hasler	•	Commercial revenue of $____M	•	Commercial revenue of $____M
	•	Commercial contribution of $____M	•	Commercial contribution of $____M
	•	In-market TYSABRI revenue of $____M	•	In-market TYSABRI revenue of $____M

*	Same as Company goals and results under the 2009 Annual Cash Incentive Plan.
Other Goals

James C. Mullen:	achieving plan milestones for product pipeline, increasing awareness of pipeline value, executing accretive transactions, executing marketed product growth strategies and continuing employee retention efforts.

Paul J. Clancy:	executing our investor communication plan, improving our external reporting, ensuring accuracy of our internal forecasting, executing our tax strategy and leading the finance organization.

Robert A. Hamm:	establishing a comprehensive manufacturing strategy, protecting our supply chain by launching a vendor risk mitigation strategy, developing and implementing strategies for sustainability and information technology, managing our operating and capital expenses, ensuring availability of product supply for all pipeline and commercial requirements, introducing collaborative systems to improve our operational effectiveness and developing staff.

Craig E. Schneier:	aligning/rationalizing our organizational structure and related organizational effectiveness activities, improving internal and external communications and increasing effectiveness and efficiencies in attracting and retaining employees.

Susan H. Alexander:	executing our legal strategy, developing and executing a strategy to better protect our intellectual property, optimizing our efforts in transaction, collaboration and licensing activity and developing our compliance organization.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 29, 2010

Hans Peter Hasler:	managing expenses, executing accretive transactions, continuing employee retention efforts, improving communications with the medical community and executing marketed product growth strategies.
     The individual performance goals are selected at the beginning of the year as part of our annual performance and compensation planning process, and the Committee considers the impact of subsequent unforeseen events on the attainment of such goals. In addition, the Committee also reviews each named executive officer’s other individual contributions to company performance that are not covered by the individual performance goals, leadership competencies and relative performance among our named executive officers on a qualitative basis.
     Based on the Committee’s evaluation, it determined the 2009 Individual Multipliers as set forth in the following table. In accordance with our transition agreement with Mr. Mullen, his annual cash incentive for 2009 was determined without reference to an Individual Multiplier.
[2010 results will be shown in this tabular format.]

Salary as of
	12/31/2009		Individual	Bonus Target		Bonus Payout
Name	($)	Company Multiplier	Multiplier	(% of Salary)		($)
Paul J. Clancy					=
Robert A. Hamm					=
Craig E. Schneier					=
Susan H. Alexander					=
Hans Peter Hasler*

*	Hans Peter Hasler was not eligible for a bonus payment since he resigned prior to December 31, 2009.
If you need any additional information or if you have additional comments, please do not hesitate to call me at (781) 464-2049 or send additional correspondence by facsimile at (866) 406-0526.
Very truly yours,

/s/ Paul J. Clancy

Paul J. Clancy Chief Financial Officer